

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Timothy Barry
President and Chief Executive Officer
SILVER BULL RESOURCES, INC.
777 Dunsmuir Street, Suite 1610
Vancouver, B.C.
V7Y 1K4 Canada

> **Re: SILVER BULL RESOURCES, INC.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2020**
> **File No. 333-251229**

Dear Mr. Barry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Shaoul